UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 28, 2017

Cementos Pacasmayo S.A.A. Files its Annual Report on Form 20-F

LIMA, Peru--(BUSINESS WIRE)--April 28, 2017--Cementos Pacasmayo S.A.A. (NYSE:CPAC; BVL:CPACASC1) (“the Company” or “Cementos Pacasmayo”), a Peruvian cement company, announced today that the Company filed its annual report for the fiscal year ended December 31, 2016 on Form 20-F with the U.S. Securities and Exchange Commission (the "SEC").

The 2016 Annual Report and audited financial statements can be accessed by visiting either the SEC's website at www.sec.gov or the Company’s website at www.cementospacasmayo.com.pe/investors.

If you would like a hard copy, please contact MBS Value Partners at +1 (646) 452-2334, or via email at: barbara.cano@mbsvalue.com with your name and mailing address, so that one may be sent to your attention.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information please visit www.cementospacasmayo.com.pe/investors/

CONTACT:
Cementos Pacasmayo S.A.A.
In Lima, Peru:
Investor Relations
Claudia Bustamante, 511-317-6000 Ext. 2165
Head of Investor Relations
cbustamante@cpsaa.com.pe
or
In New York:
MBS Value Partners
Barbara Cano, 646-452-2334
Barbara.cano@mbsvalue.com